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                                      [LETTERHEAD]

                                        QUEBECOR
                                     PRINTING, INC.

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K


                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For   AUGUST 26,                                                           1998
    ----------------------------------------------------------------------

                                QUEBECOR PRINTING INC.
--------------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
--------------------------------------------------------------------------------
                        (Address of Principal Executive Office


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
          -------                                      -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No    X
    -------                 -------


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                                  PRESS RELEASES OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K


August 26, 1998 (# 22\98)


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August 26, 1998                      [LETTERHEAD]                         22/98

FOR IMMEDIATE RELEASE

           QUEBECOR PRINTING ACHIEVES 99.6% SHARE OWNERSHIP IN OFFER FOR
                                SWEDISH PRINTER TINA

MONTREAL - Quebecor Printing announced today it has achieved 99.6% share ownership in its offer for Tryckinvest i Norden AB (TINA), Scandinavia's largest printer. All conditions for the offer have thus been met. Quebecor Printing will commence a compulsory acquisition procedure to acquire the remaining outstanding shares and complete the transaction.

With the acquisition of TINA, Quebecor Printing expands its European operations by 30% and strengthens its position as one of Europe's leading commercial printers. The recommended offer to acquire all of the shares of TINA for the approximate sum of US $221 million plus the assumption of US $51 million in debt was announced on July 9, 1998. The offer was open for acceptances until August 21, 1998.

"This acquisition is once again proof of our commitment to growth in Europe," said Charles Cavell, President and Chief Executive Officer of Quebecor Printing. "The European print market remains fragmented. But it offers both opportunity and stability, two key elements in our strategy to expand our operations and become the only truly global printer."

With SEK1.6 billion (US $205 million) in annual revenue, TINA is the leading magazine and catalog printer in Scandinavia and the largest rotogravure printer with 57% of the Scandinavian rotogravure market. The acquisition strengthens Quebecor Printing's rotogravure operations in Europe while providing a market position through hard currency denominated exports into Russia and the Baltic States. Quebecor Printing expects to benefit from the strong market demand for magazines and catalogs in Russia where there is no local rotogravure printing capacity.

On August 25, 1998 TINA released its six-months results which were consistent with Quebecor Printing's expectations. Sales of SEK858 million (US $107 million) reflected 9% organic growth over the same period last year. Earnings before interest and taxes was 11.4% of sales. TINA's management have reaffirmed their expectations for continuing favourable results for the balance of the year.

As the next step in its European growth strategy, the TINA acquisition will increase Quebecor Printing's European revenues to over US $800 million, making Quebecor Printing Europe the Company's second largest division responsible for over 20% of consolidated annual revenue. At its creation in 1993, Quebecor Printing Europe's revenues were US $4 million.

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States and Europe. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as checks, bonds and banknotes. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Sweden, Finland, Spain, Germany, Chile, Argentina, Peru, Mexico and India.
                                        -30-
NOTE TO EDITORS: FOR FURTHER DETAIL ON THE ACQUISITION, PLEASE CONSULT QUEBECOR PRINTING NEWS RELEASE AND BACKGROUNDER ISSUED JULY 9, 1998.
FOR FURTHER INFORMATION:
John Paul Macdonald
Director Communications
Quebecor Printing Inc.
(514) 954-0101
(800) 567-7070


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                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                    QUEBECOR PRINTING INC.



                    By:    (s) PHILIPPE MONTEL
                         ----------------------------------
                    Name:     Philippe Montel
                    Title:    Vice President, Legal Affairs
                              and Secretary



Date: AUGUST 26, 1998


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